Exhibit (6)


June 28, 1994

Danaher Corporation
Washington, D.C.

Gentlemen:

Reference is made to the Confidentiality Agreement, dated this day (the "Confidentiality Agreement"), between Danaher Corporation ("D Co.") and the undersigned, American Securities Capital Partners, L.P. ("Amseco"). In order to induce D Co. to enter into the Confidentiality Agreement, Amseco hereby agrees that D Co., or an affiliate thereof, shall have the exclusive option for the period of 45 days from the date hereof to commit to purchase for cash up to a $5 million limited partnership interest in KTM Partners, L.P. (representing not less than a 33 1/3% interest in KTM Partners, L.P.), a New York limited partnership, which has been formed by affiliates of Amseco and currently owns 100% of the Common Stock of KTM Holdings Corp., a Delaware corporation ("KTM"), which is a party to the Merger Agreement with Ketema, Inc. (the "Company"). It is understood that the Investment will be made on a pari passu per unit value basis with the other limited partners based on the amount of cash and/or value of securities of the Company contributed by such limited partners, with such securities being valued at the Merger Consideration of $15.00 per share provided for in the Merger Agreement or the redemption price thereof in the case of Convertible Debentures other than the privately issued Debentures held by Hugh H. Williamson, III. If the option is exercised by D Co. and the Merger is consummated by Amseco, it is agreed that upon consummation of the Merger so long as D Co. maintains at least a 25% interest in KTM Partners, L.P. (i) any corporate action to be taken by KTM Holdings Corp. or the Company regarding (a) any sale, lease, mortgage, transfer or other disposition of any material assets outside of the ordinary course of business, (b) any dividends or other distributions to stockholders, (c) any liquidation, dissolution, merger, consolidation, spin-off or other reorganization, (d) any issuance or sale of securities or other interests, (e) any transactions with affiliates or (f) any change to its charter or by-laws will require the unanimous consent of D Co. and Amseco,
(ii) D Co. or an affiliate thereof shall have the right to designate two members of the board of directors of KTM Holdings Corp., one of which shall be George M. Sherman and the other of which shall initially be Patrick W. Allender, and (iii) other mutually satisfactory corporate governance provisions regarding major corporate activities and transactions of KTM or the Company shall be effectuated provided that D Co. may not unreasonably withhold its consent to any of the above actions so long as they are on an arms' length basis with unaffiliated parties. Notwithstanding anything contained herein to the contrary D Co. shall consent to (and does hereby consent to) both KTM Holdings Corp. and the Company taking all necessary actions to perform their obligations under the letter agreement between Hugh H. Williamson, III and KTM Holdings Corp. dated May 5, 1994 and the various transactions contemplated therein (a copy of which has been filed as an Exhibit to Schedule 13-D).

Amseco also agrees that D Co. shall be released from its obligations under the ninth paragraph of the Confidentiality Agreement, and shall be entitled to use the Confidential Information under the Confidentiality Agreement in connection with alternative transactions involving the Company, at and after the time of the first to occur of any of the following:

     (i) the fifth business day after the public announcement of (a) the commencement by a third party of, or an intention of a third party to commence, a tender or exchange offer for at least a majority of the shares of voting stock of the Company for consideration having a value per share greater than $15.00, or (b) a written bona fide proposal or offer by a third party to enter into a transaction with the Company which would result, directly or indirectly, in (x) a change in control of the Company, including, without limitation, any merger, consolidation, acquisition of beneficial ownership of voting stock or sale, lease, exchange or other transfer of all or substantially all of the assets and business of the Company, for consideration per share of the Company's common stock greater than $15.00 or (y) the sale, lease, exchange or other disposition by the Company, directly or indirectly, of all or any material portion of its assets and business, unless, in each case referred to in this clause (i), KTM Holdings Corp. and its affiliates shall have notified D Co., within five business days (two business days in the case of a Tender Offer) of any such announcement, of their intention to match or increase such proposal or offer and shall have publicly matched or increased such proposal or offer within ten business days (five business days in the case of a Tender Offer) following such announcement, and

     (ii)  the existence of a right to terminate the Merger
     Agreement pursuant to Section 9.01(v) thereof or the termination of the Merger Agreement pursuant to any other provision of Section 9.01 thereof.

The occurrence of any of the events described in clause (i) or
(ii) above shall be deemed to be an abandonment by Amseco for the purposes of paragraph 10 of the Confidentiality Agreement.

In no event shall this agreement or the Confidentiality Agreement operate to prohibit D Co. from competing with an Tender Offer commenced for 51% or more of the common stock of the Company by a third party, which Tender Offer has not been approved by the Special Committee of the Board of Directors (or the Board of Directors if the Special Committee does not then exist).

If the foregoing reflects our agreement, kindly sign and return this letter to us.

Sincerely,

AMERICAN SECURITIES CAPITAL PARTNERS, L.P.

By Its General Partners:
AMERICAN SECURITIES CAPITAL PARTNERS GP CORP.

     By:/s/ Michael G. Fisch
        Michael G. Fisch
        President


Accepted and Agreed:

DANAHER CORPORATION


By:/s/ George M. Sherman
   George M. Sherman
   President/Chief
   Executive Officer